Exhibit 3.1

ARTICLES OF INCORPORATION

OF

BNC BANCORP

ARTICLE ONE

The name of the corporation is BNC Bancorp (the “Corporation”).

ARTICLE TWO

The number of shares the Corporation is authorized to issue is one hundred (100) shares of common stock, no par value.

ARTICLE THREE

The name of the Corporation’s initial registered agent is National Registered Agents, Inc., whose address is as follows:

160 Mine Lake Ct., Ste. 200

Raleigh, NC 27615-6417

Wake County

ARTICLE FOUR

The address of the Corporation’s principal office is:

150 Third Avenue South, Suite 900

Nashville, TN 37201

Davidson County

ARTICLE FIVE

To the fullest extent permitted by the laws of the State of North Carolina, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. If the North Carolina Business Corporation Act is amended to authorize corporate action further eliminating the liability of directors, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the laws of the State of North Carolina, as amended. Any repeal or modification of this Article Seven shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.